

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 27, 2016

Via E-mail
Douglas A. Hamilton
Chief Executive Officer
MetaStat, Inc.
27 Drydock Ave, 2nd Floor
Boston, MA 02210

   Re: MetaStat, Inc.
     Registration Statement on Form S-1
     Filed December 14, 2016
     File No. 333-215101

Dear Mr. Hamilton:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Laurie Abbott at (202) 551-8071 with any questions.

          Sincerely,

          /s/ Laurie Abbott for

          Amanda Ravitz
          Assistant Director
          Office of Electronics and Machinery

cc: David J. Levine, Esq.
    Loeb & Loeb LLP